Exhibit 16.1

June 24, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ServisFirst Bancshares, Inc. and, under the date of March 7, 2014, we reported on the consolidated financial statements of ServisFirst Bancshares, Inc. as of and for the years ended December 31, 2013 and 2012, and the effectiveness of internal control over financial reporting as of December 31, 2013. On June 18, 2014, we were dismissed. We have read ServisFirst Bancshares, Inc.’s statements included under Item 4.01 of its Form 8-K dated June 24, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with ServisFirst Bancshares, Inc.’s statement in the first paragraph that the change was approved by the board of directors, or the statements in the fifth and sixth paragraphs.

Very truly yours,

/s/ KPMG LLP